Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the use in this Amendment No. 2 to Registration Statement No. 333-133184 of our report dated September 15, 2005 (April 7, 2006, as to Notes 1, 15 and 16) relating to the consolidated financial statements and financial statement schedule of The Neiman Marcus Group, Inc. and management's report on the effectiveness of internal control over financial reporting (which expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of a new accounting principle), and to the use of our report dated April 7, 2006 relating to the financial statements of Neiman Marcus, Inc., appearing in the Prospectus, which is part of this Registration Statement.

        We also consent to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
May 25, 2006